EXHIBIT (a)(1)(v)

SYMMETRICOM, INC.

ELECTION TO TENDER STOCK OPTIONS

Name of Optionee:

Social Security Number (last 4 digits):

I have received the offer to purchase, dated May 28, 2003, including the schedules thereto (the Offer to Purchase), and this election to tender form (the Election Form which, together with the Offer to Purchase, as each may be amended from time to time, constitutes the Offer). All capitalized terms used in this Election Form but not defined have the same respective meanings as in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, I understand that I may elect to tender my eligible options identified on this Election Form, for the cash consideration set forth below, less any applicable withholding obligations.

By executing and delivering this Election Form, I acknowledge and agree that:

•	Symmetricom’s acceptance of all of the eligible options I elect to tender pursuant to the Offer (the Tendered Options) will constitute a binding agreement between Symmetricom and me upon the terms and subject to the conditions of the Offer. Upon Symmetricom’s acceptance of the Tendered Options, (1) all the Tendered Options will be cancelled and I will have no right to purchase stock under the terms and conditions of the cancelled Tendered Options and (2) all my option agreements relating to the Tendered Options will be automatically rendered null and void and I will have no right to purchase stock under the terms and conditions of the cancelled option agreements;

•	under the circumstances set forth in the Offer to Purchase, Symmetricom may terminate or amend the Offer and postpone its acceptance and cancellation of any options elected for tender. In such an event, the Tendered Options will not be accepted and the options and the option agreements related to them will remain in effect and unchanged;

•	Symmetricom will be entitled to withhold from the aggregate cash consideration to be received upon payment for the Tendered Options, the amount necessary to satisfy the amount of taxes required to be withheld and any employee deferrals (such as 401(k) contributions);

•	in order to receive the cash consideration as payment for the Tendered Options, I must hold eligible options and be an eligible employee (as described in the Offer to Purchase) from the date I elect to tender eligible options through the date of Symmetricom’s acceptance of the Tendered Options; and

•	Symmetricom has advised me to consult with my own tax, financial and other advisors as to the consequences of participating or not participating in the Offer.

I understand that I will not be eligible to receive any new option grants until the date that is at least six months and one day after the expiration of the Offer.

I hereby give up my entire ownership interest in the options listed below. I understand all of these options will become null and void on June 24, 2003, unless this Offer to Purchase is extended. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable after 9:01 P.M. Pacific Time on June 24, 2003, unless the Offer to Purchase is extended by Symmetricom in its sole discretion, in which case the Offer to Purchase will become irrevocable upon expiration of the extension.

I hereby elect to exchange and cancel the following options (an option is defined as all or none of the options granted to me on a single grant date and at the same exercise price):

		Option Grant Date	Number of Option Shares Outstanding	Option Exercise Price	Purchase Price Per Share	Aggregate Purchase Price
1.	Option granted on:			$	$	$

2.	Option granted on:			$	$	$

3.	Option granted on:			$	$	$

4.	Option granted on:			$	$	$

5.	Option granted on:			$	$	$

6.	Option granted on:			$	$	$

7.	Option granted on:			$	$	$

8.	Option granted on:			$	$	$

9.	Option granted on:			$	$	$

10.	Option granted on:			$	$	$

11.	Option granted on:			$	$	$

12.	Option granted on:			$	$	$

Optionee’s Signature	Date

Optionee’s Name

By signing and returning the Election Form, I represent and warrant to Symmetricom:

•	I have full power and authority to elect to tender the Tendered Options and, when and to the extent the Tendered Options are accepted for purchase by Symmetricom, they will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer, other than pursuant to the applicable option agreements, and the Tendered Options will not be subject to any adverse claims; and

•	upon request, I will execute and deliver any additional documents deemed by Symmetricom to be necessary or desirable to complete the purchase of my Tendered Options.

Participation Instructions:

1.  Complete this form and send it to our office by internal mail, facsimile ((408) 876-6409) or post to Symmetricom, Inc., 2300 Orchard Parkway, San Jose, California 95131-1017, Attn: Bill Dee, Vice President, Controller, as soon as possible. This form must be received by us before 9:01 P.M. Pacific Time on Tuesday, June 24, 2003, unless the Offer to Purchase is extended by Symmetricom in its sole discretion. Delivery by e-mail will not be accepted.

2.  Ensure that you receive a confirmation of receipt from Symmetricom within five (5) business days.

Symmetricom, Inc. hereby accepts this Election to Tender

Stock Options and agrees to honor this election.

[Name & Title of Authorized Signatory]	Date